THE BRAZILIAN INVESTMENT FUND, INC.
           Offer To Purchase for Cash up to 523,461.312 Shares of its Common Stock at Net Asset Value Per Share

Dear Shareholder:

      We  are enclosing the material listed below relating to  an offer of The Brazilian Investment Fund, Inc. (the  "Fund")  to  purchase up to 523,461.312 shares of its Common Stock, par  value $.01 per share
(the  "Shares"),  for  cash at a price per  Share,  net  to   the
seller, equal to the net asset value in U.S. dollars ("NAV") per Share determined as of 5:00 P.M., New York City time on February 4,
1997, or such later date to which  the  Offer  is extended, upon  the
terms and  subject  to  the conditions set  forth  in   the   Offer  to
Purchase dated January 6, 1997 and in the related Letter of Transmittal (which together constitute the "Offer"). THE OFFER BEING MADE PURSUANT
TO ARTICLE ELEVENTH OF THE FUND'S ARTICLES OF INCORPORATION
("ARTICLE ELEVENTH"), WHICH REQUIRES THE FUND, FOR SO LONG AS THE
FUND'S COMMON STOCK IS NOT LISTED ON A STOCK EXCHANGE, TO MAKE PERIODIC OFFERS TO PURCHASE ALL SHARES OF ITS COMMON STOCK. If more than 523,461.312 Shares are tendered, the Fund will not purchase any Shares in the Offer and, pursuant to Article Eleventh, the Board of Directors of the Fund shall convene a shareholders meeting to consider a plan of liquidation of the Fund. Information regarding this obligation, as well as information regarding possible future offers by the Fund, is set forth in the Offer to Purchase.

     The following documents are enclosed:
         (1)  Offer to Purchase dated January 6, 1997;
         (2) Letter of Transmittal to be used to tender Shares registered in your name; and
         (3)  Guidelines for Certification of Taxpayer Identification Number.

PLEASE NOTE THAT THE OFFER AND WITHDRAWAL RIGHTS EXPIRE AT  12:00
MIDNIGHT EASTERN TIME ON FEBRUARY 4, 1997, UNLESS THE OFFER IS EXTENDED.

     Neither the Fund nor its Board of Directors nor Morgan Stanley Asset Management Inc. (the Fund's Investment Adviser) nor its Board of Directors is making any recommendation to any holder of Shares as to whether to tender or refrain from tendering Shares. If, after carefully evaluating all information set forth in the Offer, you wish to tender Shares pursuant to the Offer, please either follow the instructions contained in the Offer to Purchase and Letter of Transmittal or, if your Shares are held of record in the name of a broker, dealer, commercial bank, trust company or other nominee, contact such firm to effect the tender for you. Shareholders are urged to consult their own investment and tax advisers and make their own decisions whether to tender any Shares and, if so, how many Shares to tender.

     Your attention is called to the following:

     1. The purchase price is the NAV per Share determined as of 5:00 P.M. on February 4, 1997, unless the Offer is extended.
     2. The Offeris conditioned on no more than 523,461.312 Shares being tendered and not withdrawn as of the time the Offer expires.
     3.  The  Offer and withdrawal rights expire at 12:00 midnight
         Eastern Time on February 4, 1997, unless extended.
     4. Tendering Shareholders will not be obligated to pay brokerage commissions or, subject to Instruction 6 of the Letter of Transmittal, transfer taxes on the purchase of Shares by the Fund pursuant to the Offer.

     Should you have any questions on the enclosed material, please call Warren Olsen, President of the Fund, at (212) 296-7236 or the Depository at (800) 221-6726.

                                       Very truly yours,

                                       THE BRAZILIAN INVESTMENT FUND, INC.